Exhibit 1.02

Stein Mart, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule).

Stein Mart has reason to believe that some of the 3TGs, (Tantalum, tin, tungsten and gold), present in their supply chain may have originated in the covered countries (the DRC: Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Congo Republic, Rwanda, South Sudan, Uganda and Zambia- Covered Countries.). We are unable with absolute assurance to determine the origin of the 3TGs in our products is not the Covered Countries and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD.

1. Company Overview

This report has been prepared by management of Stein Mart, Inc. (herein referred to as “Stein Mart,” the “Company,” “we,” “us,” or “our”) and includes the activities of all subsidiaries.

Stein Mart

Headquartered in Jacksonville, Florida, Stein Mart is a national retailer offering the fashion merchandise, service and presentation of a better department or specialty store. Our focused assortment of merchandise features current season, moderate to better fashion apparel for women and men, as well as accessories, shoes and home fashions, all offered at prices competitive with off-price retail chains. Begun in the early 1900’s as a single store in Greenville, Mississippi, we operated 264 stores in 29 states and an Internet store as of February 1, 2014.

MERCHANDISING, PURCHASING AND PRICING

Our fashion assortment is driven primarily by seasonal fashion trends and a focus on name brand and designer merchandise complemented by a select program of private label and proprietary/exclusive merchandise. In 2013, approximately 10 percent of our sales were from private label or proprietary/exclusive merchandise. We merchandise our stores based on individual store selling characteristics, seasonal delivery fluctuations and regional preferences while maintaining consistent assortments from store to store. Our merchants purchase products from approximately 1,200 vendors. One of our vendors accounted for approximately 5 percent of our total purchases during 2013. We buy a majority of our merchandise at the same time and from many of the same manufacturers as traditional department/specialty stores although we generally do not require the same level of front and back-end vendor concessions, such as advertising allowances, return privileges and markdown allowances, which are common and significant in the department store industry. As a result, we believe that our buyers are

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able to negotiate more favorable upfront pricing terms from vendors. We also purchase merchandise opportunistically when we believe a combination of the product and the price makes it a compelling addition to our assortment. In both instances, we reflect our savings in our pricing which passes on to our customers through everyday low pricing targeted to be competitive with off-price retail chains. Our shoe department inventory is exclusively supplied and owned by DSW, Inc. (“DSW”). DSW’s buyers determine each season’s fashion footwear assortment. We operate the shoe department and receive a percentage of net revenue in accordance with a supply agreement (the “Supply Agreement”). Commissions from this leased department are included in net sales reported in our Consolidated Statements of Income.

In accordance with the Organization for Economic Cooperation and Development (OECD) Guidance and the Rule, this CMR is available on our website http://ir.steinmart.com/.

2. Description of Stein Mart’s Reasonable Country of Origin Inquiry (RCOI):

Stein Mart’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in Stein Mart’s products originated from the Covered Countries. Stein Mart’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct vendors using the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) Conflict Minerals Reporting Template.

This supply chain survey, and the conflict minerals program as a whole, is being developed and implemented with our third-party service provider.

We began our scoping process by extracting a comprehensive vendor list from our database. This list was then filtered to remove:

•	Inactive Vendors (minimum 1 year since last purchase)

•	Vendors of Branded Product for whom we have no influence over the product we purchase

This ensured all vendors surveyed provided products to Stein Mart which were available for sale in our stores in the year 2013. This list is composed of a total of 1,071 vendors. It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the product as Stein Mart could not definitively determine the presence or absence of 3TGs in all of our products. Based on the responses of our vendors in year 1, we anticipate using additional filtering criteria in year two. This will allow us to target our efforts on those vendors whose products are aligned with the intent of the legislation.

As part of the EICC-GeSI form, question one allows for further scoping as it asks vendors whether any of the 3TGs are necessary to the functionality or production of their products. Stein Mart conducts additional analysis of the supply chain and, combined with vendor feedback, 39 vendors (3.64% of total respondents) provided a response that allowed Stein Mart to remove these vendors from scope of the conflict minerals regulation.

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The factors considered in Stein Mart’s secondary analysis and the information provided that removed these vendors from Scope include:

•	The product they supply is packaging. (Labels do not count as packaging)

•	They have not supplied anything to Stein Mart in the last two years.

Stein Mart then conducted the vendor survey portion of the RCOI.

During the vendor survey, vendors were contacted via a SaaS (Software as a Service) platform which enables users to complete and track vendor communications as well as allow vendors to upload completed EICC-GeSI forms directly to the platform for red flag assessment and management.

Non-responsive vendors were contacted a minimum of three times. This included follow ups from the supply chain team. Vendors were then contacted via email and phone as an escalation to ensure the importance of a response via EICC-GeSI forms was emphasized.

Stein Mart communications included education on the completion of the EICC-GeSI form to alleviate any remaining confusion with vendors.

All of these communications were monitored and tracked for future reporting and transparency.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Stein Mart Conflict Mineral Compliance Policy

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, the United States Securities and Exchange Commission (SEC) requires publicly traded companies to report on the origin of these conflict minerals. This legislation is intended to diminish the proceeds from the mining of certain minerals in the Democratic Republic of Congo (DRC) and adjoining countries which have been linked to human rights violations through the funding of illegal armed groups. This policy is consistent with Stein Mart’s Vendor Code of Conduct which clearly states the company’s strong commitment to ethical business practices especially as they relate to human rights issues.

DEFINITIONS

Conflict Minerals: refers to columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives; or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tantalum, tin, tungsten and gold (3TGs) are the widely accepted derivative metals to be of interest at present and are the current focus of the EICC-GeSI (Electronic Industry Citizenship Coalition – Global eSustainability Initiative) conflict free smelter certification program.

DRC Adjoining Country: is a country that shares an internationally recognized border with the Democratic Republic of the Congo. The following countries are currently recognized as “adjoining countries”: Angola, Burundi, Central African Republic, Congo Republic (a different nation than DRC), Rwanda, South Sudan, Uganda and Zambia.

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DRC Conflict Free: As defined in Section 1502 of the Dodd-Frank Act, “a product may be labeled as ‘DRC conflict free’ if the product does not contain conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo or an adjoining country.”

Conflict minerals obtained from recycled or scrap sources: Conflict minerals obtained from recycled metals. These recycled metals may be reclaimed end-user/ postconsumer products or scrap processed metals created during product manufacturing. Recycled metals include excess, obsolete, defective, and scrap metal materials containing refined or processed metals that are appropriate to recycle in the production of tin, tungsten, tantalum or gold. Minerals partially processed, unprocessed or a bi-product from another ore are not included in this definition.

POLICY

Stein Mart fully supports the humanitarian goals of the Dodd Frank Act and is committed to conducting its business operations in a manner that complies with all applicable laws and regulations regarding conflict minerals. We are committed to working with our supply chain to increase transparency regarding the origin and traceability of minerals contained in our products with the Stage 2 goal of ensuring all products sold by Stein Mart to our customers are “DRC Conflict-Free” by the end of year three. Stein Mart will follow the current Organization for Economic Cooperation and Development (OECD) framework to incorporate proper due diligence measures into our supply chain regarding trade in conflict minerals.

To comply with these requirements Stein Mart will:

•	Inform our vendors of this Conflict Minerals Policy and its relationship to Stein Mart’s Vendor Code of Conduct.

•	Take measures to increase the likelihood that we are able to source products from our vendors which are DRC Conflict-Free. These measures will include adopting, disseminating and incorporating this policy in related purchase orders, contracts and other appropriate agreements with vendors.

•	Encourage our vendors to track and improve their performance in sourcing minerals from their vendors which are validated as being DRC Conflict-Free in accordance with a national or internationally recognized due diligence framework.

•	Annually make training materials available to our buying group focused on education and awareness of DRC Conflict-Free initiatives.

Communications supporting the above initiatives detail the following requirements which will apply to all Stein Mart vendors:

•	Assist Stein Mart by responding to all inquiries regarding compliance with SEC regulations related to conflict minerals and provide all necessary declarations.

•	Undertake reasonable due diligence, consistent with the Organization for Economic Cooperation and Development (OECD) current guidelines, within their supply chain seek to determine the

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chain of custody and origin of the conflict minerals. Due diligence includes developing policies and management systems to use DRC Conflict-Free minerals, including making these requirements apply to their direct vendors and sub-tier vendors and requiring them to do the same with lower tiers of vendors.

•	Make commercially reasonable efforts to comply with information requests on the source and origin of conflict minerals in the parts, components or materials provided to Stein Mart. This includes completion of the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) conflict minerals reporting template.

•	Maintain chain of custody data for five years and provide the same to Stein Mart upon request.

NON-COMPLIANCE

At this stage of the process, we have focused our efforts on surveying and educating our vendors regarding the initiatives detailed above. Stein Mart will continue to work with any non-responsive/non-compliant vendors with the intent to reach full compliance by the end of year three. Following this initial period, Stein Mart intends to seek remedies for non-compliance with this policy. These remedies may include:

•	Issuance of Business Recovery Charge due to a vendor’s failure to respond to inquiries or provide necessary documentation.

•	Notification of Stein Mart Conflict Minerals Policy violation and our intent to terminate the business relationship within 90 days if not corrected.

•	Suspension of business activity until Stein Mart is assured the vendor or its contractor has corrected the issue and taken all necessary action to prevent future violations.

•	Termination of the business relationship including the cancelation of all existing contracts and/or purchase orders.

•	Report illegal activity to the appropriate authorities.

Additional Information

Questions regarding Stein Mart’s Conflict Minerals Policy and compliance program can be addressed to conflictminerals@steinmart.com.

For additional information about our commitment to responsible sourcing and other human rights, see Stein Mart’s Vendor Code of Conduct: https://vendors.steinmart.com/sites/SupplyChain/Documents/Vendor%20Code%20of%20Conduct.pdf

Our policy is also publicly available on our website at http://ir.steinmart.com/.

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3. Due Diligence Process

3.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

The due diligence process is a 2 stage data analysis that pushes all vendor responses towards compliance:

•	Stage 1 – Pass/Fail – Did the vendor pass our minimum Pass/Fail criteria from the EICC form?

•	Stage 2 – Approved/Rejected – Did the vendor provide supporting evidence to validate their initial EICC response?

The goal is to get all vendors into the “Approved” status.

During Stage 1, the minimum pass/fail criteria were established. Based on the EICC-GeSI Form, the focus of the pass-fail criteria is on the “company” questions in the lower section of the EICC-GeSI form; responses to questions A, E, H, I must be – yes. These shed light on a company’s compliance to the process, due diligence and responsibility aspects of Conflict Minerals compliance rather than whether they know where 3TGs are from or if they have all the answers from all vendors yet.

At this stage in Conflict Minerals compliance Stein Mart understands many companies are in the middle of the process and do not have many answers beyond “unknown”. It was decided that penalizing or failing them for working through the process is likely not the best approach for the first year and does not meet the goals or spirit of the Rule.

A. Do you have a policy in place that includes DRC Conflict-Free sourcing?

E. Have you implemented due diligence measures for DRC Conflict-Free sourcing?

H. Do you verify due diligence information received from your vendors?

I. Does your verification process include corrective action management?

When vendors meet or exceed those criteria (answering “Yes” to at least A, E, H, I), they are deemed to have passed. When vendors fail to meet those criteria, they are deemed to have failed.

Vendors who fail are contacted for a discussion on their EICC form response with the goal of correcting their current status to a Pass. The objective is to allow vendors to understand the requirements to meet the minimum Pass criteria and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and communications are documented for future reference. They are necessary for reporting and demonstration of due diligence. The goal of Stage 1 is to get all vendors to meet the pass criteria.

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During Stage 2, a vendor typically only goes for verification once they meet the pass criteria. Until that point in time they are still at Stage 1 which is essentially the Vendor Corrective actions stage. Formal verification will be a vital component of the conflict minerals program moving forward as year 1 concentrated on surveying vendors and following up on those responses which have been deemed to fail. During formal verification, Stein Mart contacts the vendors who have met the pass criteria and supporting documentation is requested that validates the claims made on the EICC-GESI form. Supporting documentation requests include; a copy of the company’s conflict minerals policy and an outline of their due diligence and corrective actions measures.

This is also the stage where Stein Mart has begun verifying smelter information.

Stein Mart reviews the responses and supporting documentation in order to verify the vendor’s response and “Approve” them. All this data and correspondence will be stored and tracked for future reporting and demonstration of due diligence.

A strength of this approach is that it incorporates the first 3 steps of the OECD guidelines:

•	Establish a Management System

•	Identification of Risk

•	Strategy to Respond to Risk

In special instances, a vendor can go to Vendor Verification even if they failed their EICC form or did not submit one. In those cases, Stein Mart may be gathering supporting documentation that supports a claim of DRC conflict-free.

3.2 Management Systems

As described above, Stein Mart has adopted a company policy which is posted on our website at http://ir.steinmart.com/.

Internal Team

Stein Mart has established a management system for conflict minerals. Our management system includes the Executive Steering Committee sponsored by the Executive Vice President and Chief Financial Officer as well as executive-level representatives and a team of subject matter experts from relevant functions such as:

•	Senior Vice President of Supply Chain;

•	Senior Vice President of Planning and Allocation;

•	Vice President of Internal Audit;

•	Senior Director – Associate General Counsel;

•	Senior Vice President and Controller

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Senior Vice President of Supply Chain who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

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Control systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in retail and other sectors.

Controls include, but are not limited to, Stein Mart’s Ethical Business Conduct Policy which outlines expected behaviors for all Stein Mart employees, and our Vendor Code of Conduct and a vendor conflict minerals clause in our terms and conditions of purchase which is further described below.

We rely on our direct vendors to provide information on the origin of the 3TG contained in components and materials supplied to us –including sources of 3TG that are supplied to them from lower tier vendors.

This is communicated in Stein Mart’s Standard Terms and Conditions which are applicable to all goods purchased with the intent to be sold in any of our retail stores. These terms include the following language:

Stein Mart fully supports the humanitarian goals of the Dodd Frank Act and is committed to conducting its business operations in a manner that complies with all applicable laws and regulations regarding conflict minerals. We are committed to working with our supply chain to increase transparency regarding the origin and traceability of minerals contained in our products with the goal of ensuring all products sold by Stein Mart to our customers are DRC Conflict-Free. Stein Mart will follow the current Organization for Economic Cooperation and Development (OECD) framework to incorporate proper due diligence measures into our supply chain regarding trade in conflict minerals.

The following requirements must be met by Stein Mart vendors:

•	Assist Stein Mart by responding to all inquiries regarding compliance with SEC regulations related to conflict minerals and provide all necessary declarations.

•	Undertake reasonable due diligence, consistent with the Organization for Economic Cooperation and Development (OECD) current guidelines, within their supply chain seek to determine the chain of custody and origin of the conflict minerals. Due diligence includes developing policies and management systems to use DRC Conflict Free minerals, including making these requirements apply to their direct vendors and sub-tier vendors and requiring them to do the same with lower tiers of vendors.

•	Make commercially reasonable efforts to comply with information requests on the source and origin of conflict minerals in the parts, components or materials provided to Stein Mart. This includes completion of the EICC-GeSI (Electronic Industry Citizenship Coalition – Global E-Sustainability Initiative) conflict minerals reporting template.

•	Maintain chain of custody data for five years and provide the same to Stein Mart upon request.

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Stein Mart’s Terms and Conditions document may be found in its entirety at: http://smvendorportal/sites/Accounting/Documents/Stein%20Mart%20Terms%20and%20Conditions%20of%20Purchase%2008-2012.pdf

Vendor Engagement

With respect to the OECD requirement to strengthen engagement with vendors, we have provided education on the Conflict Minerals regulation, communicated the company’s understanding of expectations of the law and required compliance for a continued business relationship, leveraged the existing communications within the company (specifically procurement) to encourage vendor interactions with Stein Mart as well as understand the requirement for completion. Feedback from this engagement has allowed us to enhance the training, as well as focus and adapt it to each user’s needs. Direct vendor engagement has also allowed for our vendor communications to be more focused and ensure expectations are clear.

Grievance Mechanism

We have a longstanding grievance mechanism whereby employees and vendors can report violations of Stein Mart’s policies. Employees may call the Stein Mart independent confidential hotline at 855-SMTLINE (855-768-5463), and request assistance.

Maintain records

We have adopted a policy to retain relevant documentation. Documentation will be retained for a period of 5 years.

3.3 Identify and Assess Risk in the Supply Chain

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct vendors.

Risks and red flags are identified automatically in the system based on criteria established for vendor responses in the Conflict Policy document and Management System.

Red flag responses are dealt with directly by supply chain staff who contact the vendor, gather pertinent data, and perform an assessment of the Vendor’s Conflict Minerals status.

All of the information and findings from this process are stored in a database that can be audited by internal or external parties.

3.4 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Stein Mart has an approved risk management plan, through which the conflict minerals program is implemented, managed, and monitored. Refer to stage 1 and 2 of the due diligence process. “Fails” are a risk that is dealt with by implementing vendor corrective action measures which ensure Stein Mart vendors have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is then verified through an assessment of supporting data, including smelter information, in stage 2. Updates to this risk assessment are provided regularly to senior management.

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As part of our risk management plan to ensure vendors understand our expectations, we have provided video, recorded training, and documented instructions as well as contacts via email and phone by our Supply Chain Performance staff as an escalation to ensure the importance of a response via EICC-GeSI forms was emphasized.

As described in our Conflict Minerals policy, we engage any of our vendors whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD guidance.

4. Due Diligence Results

Request Information

We conducted a survey of those vendors described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct vendors, and a listing of the smelters Stein Mart and its vendors use. In addition, the template contains questions about the origin of 3TGs included in their products, as well as vendor due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their RCOI vendor survey related to conflict minerals.

Survey Responses

We received responses from 685 (63.96%) of the 1,071 vendors surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our vendors. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these vendors to provide revised responses.

Of the 685 responses received, 35 (5.11%) failed based on the criteria noted above. Those 35 vendors were contacted for additional information as part of our due diligence process. Of the vendors contacted, 15 replied and are “Approved” based on the information provided. The remaining 20 vendors are still working with Stein Mart to provide sufficient information to be deemed as a pass and move to stage 2.

Smelters or Refiners

A large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Stein Mart. With the exception of the vendor[s] described above, we are therefore unable to determine whether any of the 3TGs reported by the vendors were contained in product supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

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Responses included the names listed by our vendors as smelters or refiners but many of these did not include smelter IDs. Year 2 of Stein Mart’s conflict minerals program focuses on vetting smelter data including:

•	Working with vendors to move the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned.

•	Requiring the use of the smelter identification numbers. Vendor responses will not be considered complete without identification numbers.

•	Vendors will also be requested to inform Stein Mart of the correlation between these smelters and the products and parts they supply to Stein Mart.

•	A comparison of these facilities to the CFSI list of smelters.

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the EICC-GeSI reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TGs in our supply chain.

5. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:

a.	Include a conflict minerals flow-down clause in new or renewed vendor contracts.

b.	Engage with vendors and direct them to training resources to attempt to increase the response rate and improve the content of the vendor survey responses.

c.	Engage any of our vendors found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

d.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

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